Exhibit 99.2

Operating Highlights for the First Quarter of 2024

	1Q2024	4Q2023	1Q2023
EV Deliveries(1)	9,176	12,036	1,904
E-scooters Deliveries	7,837	22,109	9,758

Related Party Transactions

•	Out of 9,176 EVs delivered in the first quarter of 2024, 57% were to related parties of the Company.
•	Out of the 7,837 e-scooter delivered in the first quarter of 2024, 36% were to related parties of the Company.

1 Includes VF e34, VF 5, VF 6, VF 7, VF 8, VF 9 and e-bus

1